Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: December 2, 2022

EXECUTION VERSION

AMENDMENT NO. 4 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 4 (this “Amendment”), dated December 2, 2022, to the Business Combination Agreement (as defined below), is made by and among:

(1)	Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”);

(2)	Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”);

(3)	Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”);

(4)	Lanvin Group Heritage I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and

(5)	Lanvin Group Heritage II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”)

SPAC, the Company, PubCo, Merger Sub 1 and Merger Sub 2 are hereinafter referred to as the “Parties” and each a “Party”. Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Business Combination Agreement.

RECITALS

WHEREAS, the Parties entered into a Business Combination Agreement, dated March 23, 2022, as amended by the Amendment No. 1 to Business Combination Agreement, dated October 17, 2022, the Amendment No. 2 to Business Combination Agreement, dated October 20, 2022 and the Amendment No. 3 to Business Combination Agreement, dated October 28, 2022 (as may be further amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Business Combination Agreement”), pursuant to which the Parties intend to effect a business combination transaction on the terms and subject to the conditions set forth therein;

WHEREAS, Section 11.10 of the Business Combination Agreement provided that the Business Combination Agreement shall not be amended or modified in whole or in part prior to the Initial Merger Effective Time except by a duly authorized agreement in writing executed by all the Parties; and

WHEREAS, the Parties wish to amend the Business Combination Agreement as provided herein in accordance with Section 11.10 thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Amendments.

(a) Section 9.3(c) of the Business Combination Agreement is hereby deleted in its entirety.

1

(b) Exhibit G-1 of the Business Combination Agreement is hereby amended to read in its entirety in the form of the Plan of Initial Merger attached hereto as Exhibit A.

Section 2. No Other Amendment. The Parties hereby confirm that, except as expressly set forth herein, the terms and conditions of the Business Combination Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect. All references to the “Agreement” or the “Business Combination Agreement” in the Business Combination Agreement and any other Transaction Document shall be deemed to mean the Business Combination Agreement, as amended by this Amendment.

Section 3. Miscellaneous. Sections 11.3 to 11.6 and Sections 11.8 to 11.17 of the Business Combination Agreement are incorporated herein by reference; provided that, in each case, reference to “this Agreement” therein shall mean this Amendment.

Section 4. Effectiveness. This Amendment shall become effective immediately on the date hereof.

Section 5. Governing Law; Arbitration.

(a) This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Amendment shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6. Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Business Combination Agreement and each other Transaction Document.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE I LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE II LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

EXHIBIT A

FORM OF PLAN OF INITIAL MERGER

DATED [                ]

(1)  LANVIN GROUP HERITAGE I LIMITED

(2)  PRIMAVERA CAPITAL ACQUISITION CORPORATION

PLAN OF MERGER

REF: LR/MK/P3896-S12560

TABLE OF CONTENTS

CLAUSE		PAGE
1.	DEFINITIONS AND INTERPRETATION	A-4

2.	PLAN OF MERGER	A-4

3.	VARIATION	A-6

4.	TERMINATION	A-6

5.	COUNTERPARTS	A-6

6.	GOVERNING LAW	A-6

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)

Lanvin Group Heritage I Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Surviving Company”); and

(2)

Primavera Capital Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)

The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the business combination agreement dated 23 March 2022, as amended by Amendment No. 1 to Business Combination Agreement dated 17 October 2022, Amendment No. 2 to Business Combination Agreement dated 20 October 2022, Amendment No. 3 to Business Combination Agreement dated 28 October 2022, Amendment No. 4 to Business Combination Agreement dated 2 December 2022 and any further amendments, between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited 复朗集团, Lanvin Group Heritage II Limited, the Surviving Company and the Merging Company (the “Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act (as amended) (the “Companies Act”).

(B)

The members of each of the Surviving Company and the Merging Company have adopted and authorized this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company.

(c)

The registered office of the Surviving Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$50,000 divided into 50,000 shares each of nominal or par value US$1.00 per share.

(e)

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$44,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 40,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

(f)	The authorised share capital of the Surviving Company from the Effective Date shall be US$50,000 divided into 50,000 shares each of nominal or par value US$1.00 per share.

2.2	Effective Date

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Agreement.

(b)

The memorandum and articles of association of the Surviving Company immediately prior to the Merger shall continue to be the memorandum and articles of association of the Surviving Company after the Merger.

(c)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

(d)	The Cayman Islands and US tax status and elections of the Surviving Company shall continue.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company are:

(i)	Yun Cheng of 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, China

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger as the Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1

At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Agreement.

5.	COUNTERPARTS

5.1

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Primavera Capital Acquisition Corporation:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Lanvin Group Heritage I Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

AGREEMENT